ioX-Connect®

Intelligent Wireless Monitoring Solutions

All-In-One Wireless Monitoring Solutions


How it works - Portal and Notifications
Online Monitoring, Sensor Calibration and Alert Notifications
Wireless Sensors
Wireless Gateway
Over 50 different sensor types to choose from
Cellular, Ethernet and USB Gateways
Access your sensor data from anywhere, anytime and get instant notifications of issues

Operating a business efficiently, yet cost effectively is challenging. There's plenty to worry about without having to expend precious (and costly) human resources to manually monitor things that could be automated.

ioX-Connect offers an easy-to-use, remote monitoring solution for those who need to know instantly when a problem starts. For example, monitor; server rack temperatures, server room humidity levels, detect water under sub-flooring, monitor office environments, doors and windows, monitor for unauthorized access to certain areas. ioX-Connect provides alerts via SMS text and Email when a specified condition is met or generate work requests and work orders to automate your maintenance processes. ioX makes it easy to keep track of things.

Why Use ioX Remote Monitoring Solutions?

- Easy Installation (No Wires)
- Wide Variety of Wireless Sensors for Various Applications
- Free Online Monitoring Solution (Includes SMS Text and Email Alerts)
- Save Time and Money
- Prevent Costly Damages to Hardware and Facilities
- Monitor From Anywhere Via Web and Mobile Apps

How Does It Work?


Wireless Sensor
ioX-Connect
ONLINE WIRELESS SENSORS PORTAL

1. Attach sensors to "things" you want to monitor.
2. Plug in the wireless gateway.
3. Sensor info shows up online in ioX-Connect Portal
4. Setup and receive alerts when something goes wrong.

❶ Wireless Gateways


Serial MODBUS Gateway
Ethernet Gateway
Cellular Gateway
- Most Popular -
Serial Data Bridge

- Use up to 100 wireless sensors with one ioX gateway
- Different versions available
  - Cellular Gateway (CDMA or GSM)
  - Ethernet Gateway
  - USB Gateway
  - Serial MODBUS Gateway
  - Serial Data Bridges
- Cellular gateways are available with 24 hour battery backup
- 1000+ ft. device range*

Wireless Sensors

- Over 50 sensor types available
- 1000+ ft. device range*
- Up to 10 years battery life**


Coin Cell Battery Sensors
AA Battery Sensors
Wi-Fi Sensors***
Industrial Sensors


TEMPERATURE
TEMPERATURE 3 FOOT PROBE
WATER TEMP
RTD HIGH TEMPERATURE
RTD LOW TEMPERATURE
DUCT TEMPERATURE
QUAD TEMPERATURE
WATER DETECT
WATER ROPE
MOTION DETECTION
HUMIDITY
GRAINS PER POUND
OPEN / CLOSED
MAGNET DETECTION
DRY CONTACT
CARBON MONOXIDE
LIGHT DETECTION
LIGHT METER
SINGLE-INPUT PULSE COUNTER
MULTI-INPUT PULSE COUNTER
ACTIVITY DETECTION
ACTIVITY VIBRATION COUNTING
ACTIVITY TIMER
VIBRATION METER
TILT
G-FORCE SNAPSHOT
G-FORCE MAX & AVG
IMPACT DETECT
0-1mA CURRENT METER
0-20mA CURRENT METER
RESISTANCE
0-1.2 VOLT METER
0-5 VOLT METER
0-10 VOLT METER
0-50 VOLT METER
VOLTAGE METER
0-20 AMP AC CURRENT METER
150 AMP AC CURRENT METER
VOLTAGE DETECT
1-50 VOLT DETECT
VEHICLE DETECTION
VEHICLE COUNTER
BUTTON
PRESSURE METER
SEAT OCCUPANCY
ASSET
LIQUID LEVEL
AIR FLOW DETECTION
FLEX
COMPASS

❸ Monitoring Software

ioX-Connect®

CLICK HERE to LEARN MORE

Basic online sensor monitoring and notifications are included with all wireless sensors for up to 6 sensors and a custom mobile app can be developed on request. Advanced sensor monitoring, maintenance management and analytics is available with ioX-Connect Suite for a low annual cost. ioX also offers turnkey integrated monitoring and maintenance management solutions.

* Actual range varies depending on use.
** Battery life is affected by reporting frequency (heartbeat), sensor type, distance from gateway and other variables.
*** Wi-Fi sensors connect directly to existing Wi-Fi networks without the need for an ioX gateway, so no other equipment is needed.

Additional Products

Interested in control solutions for your wireless sensor network? Do you want local alerts and notification when there is an issue? Inquire about the latest ioX wireless products and accessories.


Relay/ Control
Local Alert

ioX-Connect®

ioX-Connect is an EAMS Technologies Inc. brand.

For more information email sales@iox-connect.com

C2-WS-01 (03/20)